NO ACT

PO
12-8-09



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE



10011764

January 4, 2010

Paul M. Wilson
General Attorney
AT&T Inc.
208 S. Akard St., Rm. 3030
Dallas, TX 75202

Received SEC
JAN 04 2010
Washington, DC 20549

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1-4-10

Re: AT&T Inc.
Incoming letter dated December 8, 2009

Dear Mr. Wilson:

This is in response to your letter dated December 8, 2009 concerning the shareholder proposal submitted to AT&T by Calvert Asset Management Company, Inc. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Ivy Wafford Duke
Assistant Vice President
Calvert Investments
4550 Montgomery Avenue
Bethesda, MD 20814

January 4, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: AT&T Inc.
Incoming letter dated December 8, 2009

The proposal relates to a report.

There appears to be some basis for your view that AT&T may exclude Calvert Asset Management Company, Inc. as a co-proponent of the proposal under rule 14a-8(e)(2) because AT&T received the proposal from Calvert Asset Management Company, Inc. after the deadline for submitting proposals. We note in particular your representation that AT&T received the proposal from Calvert Asset Management Company, Inc. after this deadline. Accordingly, we will not recommend enforcement action to the Commission if AT&T omits Calvert Asset Management Company, Inc. as a co-proponent in reliance on rule 14a-8(e)(2).

Sincerely,

Gregory S. Belliston
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



Paul M. Wilson
General Attorney
AT&T Inc.
208 S. Akard St., Rm. 3030
Dallas, TX 75202
214-757-7980

1934 Act/Rule 14a-8

December 8, 2009

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: AT&T Inc. 2010 Annual Meeting
Stockholder Proposal of Calvert Asset Management Company, Inc.

Ladies and Gentlemen:

This statement and material enclosed herewith are submitted on behalf of AT&T Inc. ("AT&T" or the "Company") pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended. On November 16, 2009, AT&T received, at its principal executive offices, a stockholder proposal (the "Proposal") dated November 9, 2009 submitted by Calvert Asset Management Company, Inc. ("Calvert") via U.S. mail for inclusion in AT&T's 2010 proxy materials. A copy of the Proposal and related correspondence is attached hereto.[1] For the reasons stated below, AT&T intends to omit Calvert from its 2010 proxy materials as a co-sponsor of the Proposal.[2]

Pursuant to Rule 14a-8(j), enclosed are six copies of this letter and the attachments. A copy of this letter and the attachments is being mailed concurrently to Calvert as notice of AT&T's intention to omit Calvert from its 2010 proxy materials as a co-sponsor of the Proposal.

Calvert may be omitted as a co-sponsor of the Proposal because AT&T received Calvert's submissions after the deadline for submitting proposals.

---

[1] A second copy of the Proposal, also dated November 9, 2009, submitted by Calvert via United Parcel Service, was received at AT&T's principal executive offices on November 24, 2009.

[2] The Proposal was also submitted by another proponent. The purpose of this letter is solely to omit Calvert as a co-sponsor of the Proposal, not to omit the Proposal itself or the other proponent.

AT&T may omit Calvert as a co-sponsor of the Proposal pursuant to Rule 14a-8(e)(2) because AT&T received Calvert's submissions at its principal executive offices after the deadline for submitting proposals. Rule 14a-8(e)(2) states that a shareholder proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting for the submission of the proposal to be deemed timely for Rule 14a-8 purposes.

In Section C.3.c of the Division of Corporation Finance Staff Legal Bulletin No. 14 ("SLB No. 14"), the Staff states that the proposal must be received at the company's principal executive offices. SLB No. 14 goes on to say:

> Shareholders can find this address in the company's proxy statement. If a shareholder sends a proposal to any other location, even if it is to an agent of the company or to another company location, this would not satisfy the requirement.

The Staff has been consistent in permitting companies to omit proposals that are received after the deadline, even if there has arguably been substantial compliance or good faith efforts by the stockholder. See, e.g., *Verizon Communications, Inc.* (January 29, 2008); *Xerox Corporation* (May 2, 2005); *Texas Instruments Incorporated* (April 19, 2005); *The DIRECTV Group, Inc.* (March 23, 2005); *WorldCom, Inc.* (March 7, 2001); *The Coca-Cola Company* (January 11, 2001); *General Motors Corporation* (April 7, 2000); and *Weyerhaeuser Company* (February 19, 1999).

The proxy statement for AT&T's 2009 annual meeting clearly identifies the deadline for submitting proposals for the Company's 2010 annual meeting as November 11, 2009 and the address of the Company's principal executive offices as 208 S. Akard Street, Dallas, Texas, as follows:

> Stockholder proposals intended to be included in the proxy materials for the 2010 Annual Meeting must be received by November 11, 2009. Such proposals should be sent in writing by courier or certified mail to the Senior Vice President and Secretary of AT&T at 208 S. Akard Street, Suite 3241, Dallas, Texas 75202. **Stockholder proposals that are sent to any other person or location or by any other means may not be received in a timely manner.**

Calvert submitted the Proposal to the Company's former principal executive offices in San Antonio, Texas. However, the Company no longer has any operations at that location. As a result, Calvert's submission was first received at AT&T's principal executive offices, in Dallas, Texas, on November 16, 2009, five days after the November 11, 2009 deadline.

AT&T has not provided Calvert with the 14-day notice under Rule 14a-8(f)(1) because such notice is not required if the defect in a proposal cannot be cured. Section C.6.c. of SLB No. 14

cites the failure of a proponent to submit a proposal by the submission deadline as an example of a defect that cannot be remedied.

For the foregoing reasons, AT&T believes that Calvert submitted the Proposal in an untimely manner and, therefore, that AT&T may properly omit Calvert as a co-sponsor of the Proposal pursuant to Rule 14a-8(e)(2).

Please acknowledge receipt of this letter by date-stamping and returning the extra enclosed copy of this letter in the enclosed self-addressed envelope.

Sincerely,



Paul M. Wilson
General Attorney

Enclosures

cc: Ivy Wafford Duke, Esq.
Aditi Mohapatra
Calvert Asset Management Company, Inc.



4550 Montgomery Avenue, Bethesda, MD 20814
301.951.4800 / www.calvert.com

November 9, 2009

Senior Vice President and Secretary
AT&T, Inc.
175 E. Houston
San Antonio, Texas 78205

Dear Sir or Madam,

Calvert Asset Management Company, Inc. ("Calvert"), a registered investment advisor, provides investment advice for the 54 mutual funds sponsored by Calvert Group, Ltd., including 23 funds that apply sustainability criteria. Calvert currently has over $14 billion in assets under management.

The Calvert Social Index Fund is a beneficial owner of at least $2,000 in market value of securities entitled to be voted at the next shareholder meeting (supporting documentation available upon request). Furthermore, the Calvert Social Index Fund has held these securities continuously for at least one year, and it is Calvert's intention that the Fund continue to own shares in the Company through the date of the 2010 annual meeting of shareholders.

We are notifying you, in a timely manner, that Calvert, on behalf of the Calvert Social Index Fund, is presenting the enclosed shareholder proposal for vote at the upcoming stockholders meeting. We submit it for inclusion in the proxy statement in accordance with Rule 14a-8 under the Securities Exchange Act of 1934 (17 C.F.R. § 240.14a-8).

As a long-standing shareholder, we are filing the enclosed resolution requesting that the Board of Directors' Public Policy Committee prepare a report discussing challenges presented by the free and open Internet issue.

We understand that Jonas Kron on behalf of Trillium Asset Management is submitting an identical proposal. Calvert recognizes Trillium Asset Management as the lead filer and intends to act as a co-sponsor of the resolution. Mr. Kron has agreed to coordinate contact between the Corporation and other shareholders filing the proposal, including Calvert, and is also authorized to withdraw the resolution on Calvert's behalf. However, Calvert would like to receive copies of all correspondence sent to Mr. Kron as it relates to the proposal. In this regard, please direct any correspondence to Aditi Mohapatra, at 301-961-4715, or contact her via email at aditi.mohapatra@calvert.com.

We appreciate your attention to this matter and look forward to working with you.

Sincerely,

Ivy Wafford Duke

Ivy Wafford Duke, Esq.
Assistant Vice President

A Free and Open Internet

WHEREAS: The Internet has become a defining infrastructure of our economy and society; Internet Service Providers like AT&T forge rules that shape, enable and limit Internet use.

Federal Communication Commission (FCC) Chairman Genachowski recently noted that a free and open Internet is an "unprecedented platform for speech, democratic engagement, and a culture that prizes creative new ways of approaching old problems." A free and open Internet, he said, demands Americans' attention because the Internet must play a critical role in solving the "great challenges [we face] as a nation right now, including health care, education, energy, and public safety." He asserted: "We have an obligation to ensure that the Internet is an enduring engine for U.S. economic growth, and a foundation for democracy in the 21st century."

These issues have attracted considerable public interest since at least 2005 when the FCC first articulated open Internet principles and may present financial risk to the company.

The widespread interest in a free and open Internet (so-called "net neutrality") is echoed by recent letters from hundreds of organizations including the American Library Association, Writers Guild of America, West, National Gay and Lesbian Task Force, and Consumer Federation of America. As a letter from minority advocates put it, applications of net neutrality principles "to wireline and wireless networks are essential for extending the proven benefits of the Internet to poor people and people of color."

Hundreds of federal and state legislators have written to the FCC on these issues. Congress is now considering the Internet Freedom Preservation Act and the Internet Freedom Act. The FCC is also considering a proposed rule.

In October 2009, AT&T's Senior Executive Vice President - External and Legislative Affairs wrote to all U.S. based managers. After rightly noting the importance of the Internet for economic and job growth, he encouraged them *and* their families and friends to write to the FCC and urge "the FCC not to regulate the Internet." In contrast, Qwest's CEO has told Wall Street analysts that Qwest is not concerned with the issue and believes the rules which might be put in place will be adequate.

The Washington Post and OpenSecrets.org report that AT&T is the most active lobbyist on these issues.

AT&T's Board has a Public Policy Committee authorized "to review the corporate policies and practices in furtherance of AT&T's corporate social responsibility, including public policy issues affecting AT&T, its shareholders, employees, customers and the communities in which it operates; to determine how Company practices impact public expectations; and to provide guidance and perspective to the Board and management on these issues."

RESOLVED: Shareholders request the Public Policy Committee publish a report, by August 2010 at reasonable cost and excluding confidential information, re-examining our Company's policy position and discussing how the company could address the challenges presented by the free and open Internet issue in the context of AT&T's corporate social responsibility, its reputation, and the impact of the company's policies on customers, communities, and society.

Cc: Bennett Freeman, Senior Vice President for Sustainability Research and Policy, Calvert Asset Management Company, Inc.

Stu Dalheim, Director of Shareholder Advocacy, Calvert Asset Management Company, Inc.

Aditi Mohapatra, Sustainability Analyst, Calvert Asset Management Company, Inc.

Enclosures: Resolution Text